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                      INTERNATIONAL SHIPHOLDING CORPORATION
                               650 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70130


                                November 2, 2004



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attention: Mr. Doug Jones

       Re:   International Shipholding Corporation (the "Company")

Dear Mr. Jones:

         By letter dated October 20, 2004, the Company responded to the comments of the Commission's staff with respect to the Company's Form 10-K for the fiscal year ended December 31, 2003.

         On November 1, 2004, the undersigned advised you of the Company's intent to file a registration statement on Form S-1. The Company made that filing today and a courtesy copy of the filing is enclosed for your information.

         If you have any questions, please contact me at your convenience at
(504) 529-5461.

                                     Sincerely,

                                     INTERNATIONAL SHIPHOLDING
                                         CORPORATION

                                     /s/  Gary L. Ferguson
                                     -------------------------------------------
                                     By: Gary L. Ferguson
                                     Title: Vice President and Chief Financial
                                            Officer

cc: L. Richards McMillan, II
    Manny G. Estrada